UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 30 June 2011

Interim dividend

An item will be submitted to the Board of Directors on 27 July 2011 proposing the payment of the interim ordinary dividend for the year 2011 between the 1st and 15th  of September 2011. The exact date of the payment will be decided at this Board meeting, which will also examine the Group's first half 2011 financial statements. The resulting decision will be announced on 28 July 2011.

Afterwards, the possibility of modifying the timing of future interim dividend payments will be examined in order to provide a more evenly-distributed payment calendar over the year.

about France Telecom

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 11.2 billion euros in the first quarter 2011. Present in 35 countries, the Group had a customer base of 215.9 million customers at 31 March 2011, including 141.6 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 March 2011, the Group had 156.7 million mobile customers and 13.9 million broadband internet (ADSL, fiber) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Olivier Emberger

olivier.emberger@orange-ftgroup.com

financial communications contacts: +33 1 44 44 04 32

(analysts and investors)

Claire Roblet

claire.roblet@orange-ftgroup.com

Cionaith Cullen

cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire

mathieu.lemaire@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 30, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations